March 25, 2009

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:       17g-1 FILING:

Evergreen Equity Trust – File No. 811-08413

            Evergreen Fixed Income Trust – File No. 811-08415

            Evergreen International Trust – File No. 811-08553

            Evergreen Money Market Trust – File No. 811-08555

            Evergreen Municipal Trust – File No. 811-08367

            Evergreen Select Equity Trust – File No. 811-08363

            Evergreen Select Fixed Income Trust – File No. 811-08365

            Evergreen Select Money Market Trust – File No. 811-08405

            Evergreen Variable Annuity Trust – File No. 811-08716

            Evergreen Income Advantage Fund – Fund No. 811-21269

            Evergreen Multi-Sector Income Fund – Fund No. 811-21331

            Evergreen Utilities and High Income Fund – Fund No. 811-21507

            Evergreen International Balanced Income Fund – Fund No. 811-21799

            Evergreen Global Dividend Opportunity Fund – Fund No. 811-22005

Members of the Commission:

In accordance with Rule 17g-1(b) of the Investment Company Act of 1940, each of the registrants listed on Attachment A hereby files the following documents with the Commission:

1.  Bond No. 88140109B issued by ICI Mutual Insurance Company of Burlington, Vermont for $50,000,000 in coverage (the “Bond”);

2.  A certified copy of the resolutions adopted by a majority of the Board of Trustees who are not “interested persons” of the registrants approving the amount, type, form and coverage of the bond and the portion of the premium to be paid by each registrant;

3. A statement showing the amounts of the single insured bond which each registrant would have provided and maintained had it not been named as an insured under the joint insured bond based on its gross assets as of September 30, 2008;

4.  A copy of the Joint Insured Bond Agreement dated January 1, 2004 by and among the joint insureds under the Bond.

  The premium for the Bond has been paid for the period from January 15, 2009 to January 15, 2010.

Securities and Exchange Commission

March 25, 2009

If you have any questions regarding the enclosed, I can be reached at 617-210-3643.  Thank you.

Sincerely,

                                                                        /s/ Jeanne A. Zysk

Jeanne A. Zysk

Enclosures

cc: Byrd Heaton, Wachovia-Corporate Insurance

ATTACHMENT A

Evergreen Select Fixed Income Trust, a series trust consisting of:

Evergreen Adjustable Rate Fund

Evergreen Core Bond Fund

Evergreen Intermediate Municipal Bond Fund

Evergreen International Bond Fund

Evergreen Short Intermediate Bond Fund

Evergreen Select Equity Trust, a series trust consisting of:

Evergreen Equity Index Fund

Evergreen Strategic Growth Fund

Evergreen Select Money Market Trust, a series trust consisting of:

Evergreen Institutional 100% Treasury Money Market Fund

Evergreen Institutional Money Market Fund

Evergreen Institutional Municipal Money Market Fund

Evergreen Institutional Treasury Money Market Fund

Evergreen Institutional U.S. Government Money Market Fund

Evergreen Prime Cash Management Money Market Fund

Evergreen Municipal Trust, a series trust consisting of:

Evergreen California Municipal Bond Fund

Evergreen Strategic Municipal Bond Fund

Evergreen Municipal Bond Fund

Evergreen North Carolina Municipal Bond Fund

Evergreen Pennsylvania Municipal Bond Fund

Evergreen Short-Intermediate Municipal Bond Fund

Evergreen High Income Municipal Bond Fund

Evergreen Equity Trust, a series trust consisting of:

Evergreen Asset Allocation Fund

Evergreen Diversified Capital Builder Fund

Evergreen Equity Income Fund

Evergreen Fundamental Large Cap Fund

Evergreen Growth Fund

Evergreen Health Care Fund

Evergreen Intrinsic Value Fund

Evergreen Large Company Growth Fund

Evergreen Market Index Fund

Evergreen Market Index Growth Fund

Evergreen Market Index Value Fund

Evergreen Mid Cap Growth Fund

Evergreen Omega Fund

Evergreen Small Cap Value Fund

Evergreen Special Values Fund

Evergreen Utility and Telecommunications Fund

Evergreen Small-Mid Growth Fund

Evergreen Disciplined Value Fund

Evergreen Envision Growth Fund

Evergreen Envision Income Fund

Evergreen Envision Growth and Income Fund

Evergreen Fundamental Mid Cap Value Fund

Evergreen Golden Core Opportunities Fund

Evergreen Golden Large Cap Core Fund

Evergreen Golden Mid Cap Core Fund

Evergreen Enhanced S&P 500® Fund

Evergreen Fixed Income Trust, a series trust consisting of:

Evergreen Diversified Income Builder Fund

Evergreen High Income Fund

Evergreen Institutional Mortgage Portfolio

Evergreen Core Plus Bond Fund

Evergreen U.S. Government Fund

Evergreen Ultra Short Opportunities Fund

Evergreen International Trust, a series trust consisting of:

Evergreen Emerging Markets Growth Fund

Evergreen Global Large Cap Equity Fund

Evergreen Global Opportunities Fund

Evergreen International Equity Fund

Evergreen Precious Metals Fund

Evergreen Intrinsic World Equity Fund

Evergreen Money Market Trust, a series fund consisting of:

Evergreen California Municipal Money Market Fund

Evergreen Money Market Fund

Evergreen Municipal Money Market Fund

Evergreen New Jersey Municipal Money Market Fund

Evergreen New York Municipal Money Market Fund

Evergreen Pennsylvania Municipal Money Market Fund

Evergreen Treasury Money Market Fund

Evergreen U.S. Government Money Market Fund

Evergreen Variable Annuity Trust, a series trust consisting of:

Evergreen VA Core Bond Fund

Evergreen VA Diversified Capital Builder Fund

Evergreen VA Fundamental Large Cap Fund

Evergreen VA Growth Fund

Evergreen VA High Income Fund

Evergreen VA International Equity Fund

Evergreen VA Omega Fund

Evergreen VA Special Values Fund

Evergreen VA Diversified Income Builder Fund

Evergreen Income Advantage Fund

Evergreen Multi-Sector Income Fund

Evergreen Utilities and High Income Fund

Evergreen International Balanced Income Fund

Evergreen Global Dividend Opportunity Fund